Exhibit 12
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2014	2013
Earnings available to cover fixed charges:
Income before income taxes	$714	$548
Less: Income from equity investees	1	2
	713	546
Plus: Fixed charges	161	180
Amortization of capitalized interest	3	2
Less: Capitalized interest	4	3
Net income attributable to noncontrolling interest	1	1
Earnings available to cover fixed charges	$872	$724
Fixed charges (a):
Interest	$136	$157
Capitalized interest	4	3
Interest portion of rental expense	21	20
Total fixed charges	$161	$180
Ratio of earnings to fixed charges	5.42x	4.02x

(a)
Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.

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